SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

Resolution on Merger with Kookmin Credit Card Co.

On May 30, 2003, the board of directors of Kookmin Bank passed a resolution on the merger between Kookmin Bank and Kookmin Credit Card Co. as follows:

Description of merger	Acquiror: Kookmin Bank Target: Kookmin Credit Card Co.
Purpose of merger

This merger will:

-create a unified credit card business unit through which Kookmin Bank can further enhance its credit card business by focusing on growth potential and maximizing management efficiency; and

-enable Kookmin Bank to strengthen its competitiveness in the credit card business by enabling it to flexibly respond to the dynamics of the changing market environment, efficiently allocate its resources and reduce costs.

Merger ratio and basis for calculation

Merger ratio:

Kookmin Bank 0.442983: Kookmin Credit Card 1

Basis for calculation:

(1) In connection with the merger of Kookmin Bank with Kookmin Credit Card, the merger ratio was calculated pursuant to Article 36-12 of Enforcement Regulation of the Korean Securities and Exchange Act and Article 84-7 of Enforcement Decree of the Korean Securities and Exchange Act.

(2) The base stock price was calculated based on the lesser of (x) the arithmetic average of (i) the closing stock price on May 29, 2003, (ii) the weighted average closing stock price for the one week period ending May 29, 2003, and (iii) the weighted average closing stock price for the one month period ending May 29, 2003 and (y) the closing stock price on May 29, 2003.

Base stock price: Kookmin Bank KRW31,780; Kookmin Credit Card KRW14,078

Merger ratio with respect to common shares: Kookmin Bank 0.442983: Kookmin Credit Card 1

Class and number of new shares to be distributed at the time of merger	Common shares	8,120,431 shares

Preferred shares —
Others —
Details of acquiror after merger	Name of company	Kookmin Bank
	Name of representative	Jung-Tae Kim
	Paid-in capital (KRW)	1,681,895,580,000
	Total number of shares outstanding	336,379,116
	Par value of shares (KRW)	5,000
	Business area	Banking activities permitted pursuant to the Bank Act of Korea and other banking related regulations.
	Location of head office	9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
	Registration date for merger	October 2, 2003
	Record date for dividend of new shares	January 1, 2003
	Effective date of merger	September 30, 2003
	Date of Kookmin Bank shareholders meeting for merger approval	Not applicable
	Period of creditors’ formal objection	August 19, 2003 through September 18, 2003
	Date of merger agreement	May 30, 2003

Appraisal right of dissenting shareholders of Kookmin Bank:

Kookmin Bank shareholders have no appraisal rights in a small-scale merger.

Pursuant to Article 527-3 of the Korean Commercial Code relating to small-scale mergers, the approval of the merger may be obtained by the board of directors instead of by shareholders meeting. However, if the shareholders of Kookmin Bank holding more than 20/100 of the total number of issued and outstanding shares of Kookmin Bank dissent to the merger, the shareholders of Kookmin Bank must approve the merger at a shareholders meeting.

Resolution date (date of board resolution on May 30, 2003)

•	attendance of non-executive directors: 7 of 12
•	attendance of auditor: present

•	Details of acquired company

Name of company	Kookmin Credit Card Co.
Name of representative	Bong–Hwan Cho
Total assets (KRW million)	13,261,817
Paid-in capital (KRW million)	366,000
Sales (KRW million)	796,860
Number of outstanding shares	73,200,000
Relationship with company	Subsidiary of Kookmin Bank
Merger ratio	0.442983
Business areas

Business activities relating to:

1. the Specialized Credit Financial Business Act of 1997, as amended;

2. the credit card business and lending business;

3. telemarketing;

4. insurance and travel services;

5. the issuance of credit cards;

6. the distribution of printed matter relating to the credit card business;

7. property leasing;

8. enrolling members with respect to certain programs;

9. internet and other forms of electronic marketing; and

10. other activities with respect to those described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: May 30, 2003	By:	/s/ Jong-Kyoo Yoon

(Signature)

	Name:	Jong-Kyoo Yoon
	Title:	Executive Vice President and Chief Financial Officer